Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

 404-881-7000
 Fax: 404-881-7777
 www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
June 7, 2006
VIA OVERNIGHT DELIVERY
Ms. Elaine Wolff
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	NNN Healthcare/Office REIT, Inc. Amendment No. 1 to Registration Statement on Form S-11 File No. 333-1333652
Dear Ms. Wolff:
     This letter sets forth the responses of our client, NNN Healthcare/Office REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated May 24, 2006 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”) and the prospectus it contains (the “Prospectus”). The Issuer has today filed an amended registration statement (“Amendment No. 1”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1.     Comment: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors when such materials become available. Sales materials must set forth a balanced presentation of the risks and rewards to investors and

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Ms. Elaine Wolff
June 7, 2006

should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
     Response: We will provide copies of all promotional materials and sales literature, including materials that will only be used by broker-dealers, to the Staff as soon as the materials become available. The Issuer understands and agrees that, pursuant to Item 19 of Industry Guide 5, its promotional materials and sales literature will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with the Prospectus.
2.     Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
     Response: We will provide copies of any graphics, maps, photographs and related captions or other artwork including logos that the Issuer intends to use in the Prospectus (“Artwork”) to the Staff as soon as the materials become available. The Issuer understands and agrees that it will not include any Artwork in any preliminary Prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.
3.     Comment: We note the cites to various sources found in your prospectus, such as the reference on page 47 to National Healthcare Expenditures Projections by the U.S. Department of Health and Human Services. Please provide us with the cites supporting your disclosure. Please highlight the specific portions that support your disclosure.
     Response: The sources referenced in the Prospectus are enclosed with this letter, and we have highlighted the specific portions that support the disclosure.
4.     Comment: We note that you reserve the right to reallocate the shares you are offering between the primary offering and the DRP. Please confirm to us that, should you raise the full amount of the offering currently allocated to the primary and intend to then allocate DRP shares to your primary offering, you will file a supplement notifying investors of this occurrence.
     Response: We confirm that should the Issuer raise the full amount of the offering currently allocated to the primary offering, the Issuer will file a supplement so notifying investors.
5.     Comment: Please revise to relocate the information on page 1 to follow the summary.
     Response: We have relocated the section entitled “About This Prospectus” to the end of the Prospectus Summary on page 13. We have deleted the section entitled “How

Ms. Elaine Wolff
June 7, 2006

to Subscribe” and have revised “Questions and Answers About This Offering” to include information on how investors can subscribe to the offering.
Prospectus Cover Page
6.     Comment: Please revise to include cover page risk factor disclosure addressing risks associated with your ability to leverage your debt up to 300% of the value of your net assets.
     Response: The disclosure in the cover page risk factors has been revised in response to the Staff’s comment.
7.     Comment: Please revise to include risk factor disclosure to the effect that you may borrow funds, sell assets, or use proceeds, to fund distributions.
     Response: The disclosure in the cover page risk factors has been revised in response to the Staff’s comment.
8.     Comment: Please revise the risk factor at bullet point two to clarify that this is a blind pool offering.
     Response: The disclosure in bullet two of the cover page risk factors has been revised in response to the Staff’s comment.
9.     Comment: Please revise the risk factor at bullet point five to disclose the relationships that give rise to the conflicts, and to include the conflict that agreements with affiliates, including the advisory agreement, were not negotiated at arms-length.
     Response: We believe that more in-depth discussion of the relationships that give rise to the conflicts would be inappropriate for the cover page of the Prospectus because it would (1) detract from the summary nature of the cover page disclosure and (2) be at odds with Rule 421(d) under the Securities Act and the Commission’s guidance in the Plain English Disclosure Release No. 33-7497 (the “Disclosure Release”) that the Prospectus disclosure be concise and understandable while avoiding repetitious disclosure that increases the size of the document but not the quality of the information. More complete disclosure of the relationships that give rise to conflicts has been included in the appropriate sections of the Prospectus on page 7 under the caption “Conflicts of Interest” and on page 76 under the caption “Conflicts of Interest.”
10.     Comment: Please revise to identify the “certain investors” who will not be charged selling commissions and marketing fees (or a portion thereof) with respect to shares sold in the primary offering.
     Response: The disclosure in the footnote to the proceeds table on the cover page of the Prospectus has been revised in response to the Staff’s comment.

Ms. Elaine Wolff
June 7, 2006

11.     Comment: Please revise the second to the last paragraph to clarify the affiliate relationship of NNN Capital Corporation, your dealer manager, both with respect to the REIT and to your advisor.
     Response: The disclosure on the cover page regarding the affiliated dealer manager has been revised in response to the Staff’s comment. We believe that a more in-depth discussion of the relationship between the dealer manager and the Issuer and its advisor would be inappropriate for the cover page of the Prospectus because it would (1) detract from the summary nature of the cover page disclosure and (2) be at odds with Rule 421(d) and the Disclosure Release. More complete disclosure of the relationship between the dealer manager and the Issuer and its advisor has been included on page 7 in the section Conflicts of Interest and on page 77 under the caption Affiliated Dealer Manager.
12.     Comment: Please revise your proceeds table to state the amount of proceeds that will be available for investments after payment of fees and expenses associated with the offering. In this regard, we are uncertain why you have not included the due diligence reimbursement. Please see Item 501(a)(3) of Regulation S-K.
     Response: The disclosure in the proceeds table on the cover page has been revised in response to the Staff’s comment.
13.     Comment: We note that if you are unable to raise the minimum amount within one year, funds will be returned to investors within 10 days. Please revise to indicate that funds will be returned promptly to investors if you should fail to raise the minimum. We do not agree that 10 days meets the requirement found in Rule 10b-9(a)(1) of the Securities Exchange Act of 1934.
     Response: The disclosure in the cover page has been revised in response to the Staff’s comment.
14.     Comment: If there may be an extension of the 2007 deadline for achieving the minimum offering, please provide appropriate cover page disclosure.
     Response: The Issuer will not extend the 2007 deadline for achieving the minimum offering; therefore, the disclosure was not revised.
Questions and Answers about this Offering — page 2
15.     Comment: Please revise to delete the repetition between the Q&A and the summary section.
     Response: The disclosure in the Q&A section and the Prospectus Summary section has been revised in response to the Staff’s comment.
What is NNN Healthcare/Office REIT, Inc.?

Ms. Elaine Wolff
June 7, 2006

16.     Comment: Please revise to clarify that the diversified portfolio of properties referenced is conditioned upon the receipt of maximum offering proceeds.
     Response: The disclosure on page 1 has been revised in response to the Staff’s comment. We note that the diversification of the Issuer’s portfolio is not dependent upon the Issuer receiving the maximum offering proceeds, but the diversification of the portfolio is dependent upon the amount of proceeds received in the offering.
What conflicts of interest exist between you and your advisor and its affiliates?
17.     Comment: Please revise to specifically identify the officers and directors subject to conflicts of interest, as well as the affiliated entities subject to conflicts. Likewise, please identify the “other Triple Net programs” you reference in bullet point two with which allocation conflicts may arise. Consider the inclusion either here or in the prospectus summary of chart disclosure indicating the individuals subject to conflicts of interest, the related entities, and the positions of these individuals relative to the various entities subject to conflict.
     Response: This question and answer has been deleted from the Q&A section and a new section entitled “Conflicts of Interest” has been added to the Prospectus Summary on page 7. This new section includes disclosure about the individual officers and directors subject to conflicts of interest and their affiliations and positions with other Triple Net entities.
18.     Comment: Please revise the first bullet point to address how the officers of Triple Net will allocate their time between this and the other real estate programs with which they are involved, if known.
     Response: It is not currently known how the officers of the Issuer will allocate their time between the Issuer and its affiliates. This disclosure was deleted as noted in our response in Comment No. 17.
If I buy shares, will I receive distributions and how often?
19.     Comment: Please revise to address tax aspects of distributions received, including distributions pursuant to your DRP.
     Response: The disclosure on page 3 in the Q&A section has been revised in response to the Staff’s comment.
Prospectus Summary — page 6
20.     Comment: We note your statement that the summary is “not complete.” While your summary is not expected to include the detailed disclosure appropriate to other portions of your document, it should be complete. Please revise to indicate that your summary highlights the material information in the prospectus.

Ms. Elaine Wolff
June 7, 2006

     Response: The disclosure in the first paragraph of Prospectus Summary on page 5 has been revised in response to the Staff’s comment.
21.     Comment: Please revise to include brief disclosure with respect to the legal proceedings involving Triple New Properties that you reference on pages 19 and 116.
     Response: New disclosure was included in the Prospectus Summary on page 6 in response to the Staff’s comment.
Summary Risk Factors — page 6
22.     Comment: Please revise to add risk factor disclosure addressing the conflicts of interests experienced by your officers and non-independent directors associated with their serving also as officers and directors of your advisor, dealer manager, and affiliated entities.
     Response: New disclosure was included in the summary risk factors on page 5 in response to the Staff’s comment.
23.     Comment: Please revise the risk factor at bullet four to address the risk associated with the agreements between the REIT and the advisor and affiliated entities not being negotiated at arms-length.
     Response: The disclosure in the summary risk factors on page 5 has been revised in response to the Staff’s comment.
Our Board of Directors — page 7
24.     Comment: Please advise us whether you have identified the individuals to be named to the board of directors.
     Response: The Issuer has identified three individuals to be named to its board of directors, and disclosure related to these individuals is included on pages 57 and 58. Additionally, Anthony W. Thompson, who was initially the Issuer’s sole director, has resigned and been replaced by Scott D. Peters, the Issuer’s Chief Executive Officer.
Our Operating Partnership — page 7
25.     Comment: Please revise to briefly describe the nature of the subordinated interests provided the advisor in exchange for its initial investment of $200,000 in the operating partnership.
     Response: The disclosure in the Prospectus Summary on page 7 has been revised in response to the Staff’s comment. We note that we have not fully described the subordinated interest rights in the section entitled “Our Operating Partnership” on page 7, however, since the Issuer believes that a cross reference to the detailed description of the

Ms. Elaine Wolff
June 7, 2006

subordinated interest rights contained in the Prospectus Summary is appropriate and consistent with the objective of avoiding repetitious disclosure.
Terms of the Offering — page 8
26.     Comment: Please revise to clarify that purchases by affiliates do not count towards the minimum share purchase requirement necessary to break escrow.
     Response: The disclosure has been moved to page 2 of the Q&A section and has been revised in response to the Staff’s comment.
Our Structure — page 9
27.     Comment: Please revise to more thoroughly illustrate the relationship among the REIT, its advisor, and the various affiliates of the advisor. We note, for example, Mr. Thompson’s interest in Triple Net Properties, LLC, Triple Net Properties Realty, Inc., and NNN Capital Corporation. In this connection, please revise to disclose in separate boxes, the “Officers and Managers of the Sponsor” and any relationship among them and the other entities. Further, please revise to disclose the significance of the broken line connecting the REIT with the Property Manager.
     Response: A new section entitled “Conflicts of Interest” has been added to the Prospectus Summary on page 7 and it details the relationships of the Issuer’s officers and non-independent director with the sponsor and its affiliates. It also details the conflicts that the advisor and its affiliates face. However, the Issuer does not believe that additional disclosure regarding the individual officers and managers of our sponsor, who are not the Issuer’s officers and directors, is necessary since detailed disclosure regarding the officers and managers of our sponsor is included in the section entitled “Management — Our Advisor.” Please note that none of our officers and non-independent director are officers, directors or owners of Realty.
     The chart on page 8 in the Prospectus Summary also has been revised to disclose the significance of the broken line connecting the Issuer and Triple Net Properties Realty, Inc. (“Realty”). The Issuer notes that Realty provides property management services to the Issuer not through a direct contractual relationship with the Issuer but through the advisory agreement by and among the Issuer, its advisor, its operating partnership and Triple Net Properties.
Compensation to the Advisor and its Affiliates — page 9
Offering Stage — page 9
28.     Comment: Please revise here and throughout to clarify the nature of the services to be performed by the Advisor for the fee listed as “Organizational and Offering Expenses.”

Ms. Elaine Wolff
June 7, 2006

     Response: The Issuer will reimburse the advisor for expenses paid by the advisor during the Issuer’s organizational and offering stage. The types of expenses that may be reimbursed are described in footnote (2) on page 73 in the section “Compensation Table.” We believe that a more in-depth discussion of “Organizational and Offering Expenses” would be inappropriate in the Prospectus Summary because it would (1) detract from the summary nature of this section and (2) be at odds with Rule 421(d) and the Disclosure Release.
Liquidity Stage — page 11
29.     Comment: We note that in the liquidity stage either your advisor or Realty will receive fees only if either provides a “substantial amount of services in connection with the sale of the property.” Please advise us whether the word “substantial” has been defined, or is rather at the discretion of the board of directors.
     Response: The disclosure on page 10 has been revised in response to the Staff’s comment. The determination of whether a “substantial amount of services” has been performed will be determined by the Issuer’s board of directors.
Prior Investment Programs — page 12
30.     Comment: We note your reference to the Prior Performance Summary and the Prior Performance Tables in Appendix A to the prospectus relating to Triple Net programs sponsored through December 31, 2004. Please revise to include data as of a more recent date, presumably December 31, 2005, or advise us why you believe it is appropriate not to do so.
     Response: The disclosure in the Prior Performance Summary and the Prior Performance Tables has been revised to include data through December 31, 2005.
Risk Factors — page 15
You may be unable to sell your shares because your ability to have your shares redeemed pursuant to our proposed share redemption program is subject to significant restrictions and limitations — page 15
31.     Comment: Please revise your risk factor disclosure to clarify that the share redemption program may be terminated at any time subject to 10 days notice. Likewise, please clarify, as you state on page 13, that the board has the discretion to amend or modify any provision of the share redemption program at any time.
     Response: The disclosure in this risk factor on pages 14 and 15 has been revised in response to the Staff’s comment.
32.     Comment: Please revise to include disclosure regarding the fact that liquidity may be affected by your ability to reallocate shares from the dividend reinvestment plan

Ms. Elaine Wolff
June 7, 2006

to the primary offering, insofar as the ability to redeem shares pursuant to the proposed share redemption program appears to be directly related to net proceeds received from the sale of shares under the DRIP.
     Response: The purpose of the Issuer’s ability to reallocate shares from the distribution reinvestment plan (the “DRP”) to the primary offering is solely to enable the Issuer to sell the maximum number of shares that have been registered. However, the Issuer receives greater proceeds per share from shares sold through the DRP than from shares sold through the primary offering. Therefore, the Issuer does not intend to reallocate shares from the DRP to the primary offering if there is sufficient demand from investors purchasing shares pursuant to the DRP. If investor demand for DRP shares is low, the Issuer may reallocate shares to the primary offering. However, the Issuer intends to maintain in the DRP sufficient shares to satisfy anticipated investor demand. Therefore, the amount of proceeds available for redemptions pursuant to the Issuer’s proposed share redemption program will depend on investor demand for DRP shares, and not the Issuer’s ability to reallocate shares.
Payments to our advisor related to its subordinated participation interest in our operating partnership will reduce cash available for distribution to our stockholders — page 16
33.     Comment: Please revise to quantify the extent to which the advisor will receive distributions should any of the three named events occur.
     Response: The disclosure in this risk factor on pages 15 and 16 has been revised in response to the Staff’s comment.
You will not have the benefit of an independent due diligence review in connection with this offering which increases the risk of your investment — page 17
34.     Comment: Please revise to more specifically identify the risk associated with the lack of independent due diligence.
     Response: The disclosure in this risk factor on page 16 has been revised in response to the Staff’s comment.
We may structure acquisitions of property in exchange for limited partnership units in our operating partnership on terms that could limit our liquidity or our flexibility — page 18
35.     Comment: Please revise to describe the “additional risks” to which an investment would be subject in the event that you enter into the acquisition/disposition of properties with entities managed by your advisor or its affiliates.
     Response: We have deleted the last sentence in this risk factor on pages 17 and 18 in response to the Staff’s comment. The Issuer believes that the risk in the deleted

Ms. Elaine Wolff
June 7, 2006

sentence is sufficiently described in the section “Risks Related to Conflicts of Interest” on page 19.
The ongoing SEC investigation of Triple Net Properties could adversely impact our advisor’s ability to perform its duties to us — page 19
36.     Comment: We note your statement that Triple Net Properties believes that is has and intends to continue to cooperate fully with the SEC. Please remove this mitigating language.
     Response: The disclosure in this risk factor on page 19 has been removed in response to the Staff’s comment.
Certain of our advisor’s management personnel face conflicts of interest relating to time management, and our results of operations may suffer as a result of these conflicts of interest — page 20
37.     Comment: Please revise paragraph one to identify the members of your advisor’s management personnel who are subject to conflicts of interest. Please quantify the ownership interests in the other Triple Net programs, and identify the programs which raise the potential for conflict.
     Response: We have revised the risk factor on pages 19 and 20 to identify the conflicts of the Issuer’s officers and non-independent director related to their officer positions and/or ownership of the sponsor and its affiliates that will receive fees in connection with the offering or the Issuer’s operations. However, the Issuer does not believe that additional disclosure regarding the individual officers and managers of our sponsor, who are not the Issuer’s officers and directors, is necessary since detailed disclosure regarding the officers and managers of our sponsor is included in the section entitled “Management — Our Advisor.” Please note that none of our officers and non-independent director are officers, directors or owners of Realty.
38.     Comment: Please revise to identify which of your officers are also officers of, limited partners in, and/or investors in other Triple Net programs. Please quantify the extent of their interest in these other programs, and identify the programs which raise the potential for conflict.
     Response: The disclosure in this risk factor on pages 19 and 20 has been revised in response to the Staff’s comment. The disclosure now describes each officer’s interest in Triple Net Properties, LLC. The disclosure states the officers have de minimis ownership in other Triple Net programs. The Issuer notes to the Staff that the Issuer defines de minimis ownership as less than 1.5% of an entity.
Our advisor will face conflicts of interest relating to its compensation structure, which could result in actions that are not necessarily in the long-term best interests of our

Ms. Elaine Wolff
June 7, 2006

stockholders. The distribution payable to our advisor upon termination of the advisory agreement may also influence decisions about terminating our advisor or our acquisition or disposition of investments. — page 21
39.     Comment: Please revise to quantify, to the extent possible, the respective fees which may result in the advisor acting in a way not necessarily in the long-term best interests of stockholders.
     Response: The Issuer is not able to quantify the respective fees that may result in the advisor acting in a way not necessarily in the long-term best interests of stockholders.
40.     Comment: Because of the length of this risk factor, and the potential for a significant distribution in the event that the advisory agreement is terminated, consider breaking out the risk associated with the termination of the advisory agreement as a separate risk factor under its own heading.
     Response: The disclosure in this risk factor on page 20 has been revised and broken into two separate risk factors, as recommended by the Staff.
Risks related to investments in real estate — page 25
Changes in national, regional or local economic, demographic or real estate market conditions may adversely affect our results of operations and returns to our stockholders — page 25
41.     Comment: To the extent possible, please revise both your heading and the final sentence of this risk factor to specify the adverse effect that would follow upon the changes in market conditions you have identified.
     Response: The disclosure in this risk factor on page 24 has been revised in response to the Staff’s comment.
Uninsured losses relating to real estate may reduce your returns — page 26
42.     Comment: The first sentence appears to be mitigating of the disclosure that follows. Please revise to remove it, or advise us why you believe it may appropriately be retained.
     Response: The first sentence in this risk factor on page 26 has been removed in response to the Staff’s comment.
Certain of our properties may not have efficient alternative uses — page 28
43.     Comment: Please revise the heading to identify the risk associated with the fact that certain properties you acquire may not have profitable uses apart from being specialized medical facilities.

Ms. Elaine Wolff
June 7, 2006

     Response: The heading of this risk factor on page 27 has been revised in response to the Staff’s comment.
Risks related to investments in real estate related securities — page 32
We do not have substantial experience in making or acquiring mortgage loans or investing in real estate related securities, which may result in our real estate related securities investments failing to produce returns or incurring losses — page 32
44.     Comment: Please clarify here and throughout whether you intend to engage in mortgage origination activities.
     Response: The Issuer does not intend to engage in mortgage origination activities. The disclosure in this risk factor on page 32 has been revised in response to the Staff’s comment.
The CMBS in which we may invest are subject to several types of risk — page 33
45.     Comment: Please revise to indicate in the risk factor heading what a CMBS is.
     Response: The heading of this risk factor on page 33 has been revised in response to the Staff’s comment.
Risks associated with debt financing — page 35
We will incur mortgage indebtedness and other borrowings, which may increase our business risks, could hinder our ability to make distributions, and could decrease the value of your investment — page 35
46.     Comment: Please revise to clarify, if true, that you have not yet identified any sources of debt financing. Please also revise your liquidity discussion to reflect the current lack of availability of the proceeds of any such debt financings.
     Response: The Issuer has not identified any sources of debt financing and this risk factor on page 34 and the section entitled “Liquidity and Capital Resources” on page 81 has been revised in response to the Staff’s comment.
The terms of joint venture agreements or other joint ownership arrangements into which we may enter could impair our operating flexibility and our results of operations — page 36
47.     Comment: Please revise the final sentence of the final paragraph to briefly characterize the conflicts of interest that would exist were your venture partner or co-tenant an affiliate of the advisor.

Ms. Elaine Wolff
June 7, 2006

     Response: The final sentence of the final paragraph of this risk factor on page 36 has been deleted in response to the Staff’s comment. The Issuer believes that the risk in the deleted sentence is sufficiently described in the section “Risks Related to Conflicts of Interest” on page 19.
To qualify as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for operations — page 38
48.     Comment: Please revise the heading and the narrative discussion of the risk to clarify that you may borrow funds, sell assets or use proceeds from the offering to make distributions. We note your current disclosure that you may use funds that would otherwise be spent on acquisitions. Please clarify that these funds may be those raised in the offering.
     Response: The disclosure in this risk factor on pages 37 and 38 has been revised in response to the Staff’s comment.
49.     Comment: The final sentence appears to go beyond the risk identified in the heading. Please revise to include this as a separate risk or include within the risk discussing the consequences of your failure to qualify as a REIT.
     Response: The disclosure in this risk factor on pages 37 and 38 has been revised in response to the Staff’s comment.
Legislative or regulatory action could adversely affect investors — page 40
50.     Comment: Please revise to more specifically identify that the adverse effect you are discussing relates to taxation of stockholders.
     Response: The heading of this risk factor on page 39 has been revised in response to the Staff’s comment.
Investment Objectives, Strategy and Criteria — page 44
51.     Comment: Please revise to disclose whether or not there are objective criteria which the board would use in determining whether a change in your investment objectives would be advisable. If there are none, please revise to so state.
     Response: The disclosure in the first paragraph under Investment Objectives on page 43 has been revised in response to the Staff’s comment.
Investment Strategy — page 44
52.     Comment: We note that you may invest up to 25% of your total assets in real estate related securities. Please revise to disclose, if applicable, whether the limitations

Ms. Elaine Wolff
June 7, 2006

imposed by the Investment Company Act of 1940 will impinge upon this ability to invest in real estate related securities.
     Response: The disclosure in the first paragraph under “Investment Strategy” on page 43 has been revised in response to the Staff’s comment.
Change in Investment Objectives and Policies — page 55
53.     Comment: Your statement at the conclusion of this paragraph that “Our investment objectives and policies may be altered by our board of directors without the approval of the stockholders” appears contradictory to disclosure in the second full paragraph on page 58 under “Duties of Directors” stating that, “Any change in our investment objectives must be approved by the stockholders.” Please advise or revise. If, in fact, investment objectives can be changed absent shareholder approval, consider the inclusion of a risk factor discussing that possibility and the attendant risk to shareholders.
     Response: The Issuer’s board of directors may alter the Issuer’s investment objectives without the approval of the stockholders. The contradictory sentence on page 56 under “Duties of Directors” has been deleted. A new risk factor has been added on page 22 regarding the ability of the Issuer’s board of directors to change the Issuer’s investment objectives without stockholder approval.
Compensation Table — page 70
54.     Comment: We note from your disclosure in the prior performance section that “when Realty receives real estate commissions or disposition fees as part of the purchase or sale of a property, 75% of that commission is passed through to Triple Net Properties pursuant to an agreement between Triple Net Properties and Realty.” Please disclose whether the same arrangement is in place, or is contemplated to be implemented, between the parties in this offering and revise the chart accordingly.
     Response: The Issuer’s advisor and Triple Net Properties Realty, Inc. intend to enter into a similar arrangement in which 75% of real estate commissions and disposition fees that are initially received by Realty are passed through to the advisor. The disclosure on page 73 in footnote (3) and page 74 in footnote (6) has been revised in response to the Staff’s comment.
55.     Comment: Please advise us why you have characterized the Subordinated Distribution upon Termination of the Advisory Agreement Without Cause noted at footnote 8 as compensation in the liquidity stage, as opposed to compensation in the operational stage.
     Response: The Issuer has characterized the Subordinated Distribution upon Termination of the Advisory Agreement Without Cause as compensation in the liquidity stage because this event is most likely to occur upon the Issuer’s internalization of the

Ms. Elaine Wolff
June 7, 2006

advisor in preparation for a liquidity event. The disclosure in footnote (8) has been revised pursuant to the Staff’s comment.
56.     Comment: We note that upon termination of the advisory agreement without cause your advisor will be entitled to a similar distribution to the subordinated distribution upon termination. However, it is unclear how that amount would be calculated. Please revise to clarify.
     Response: Footnote (9) on page 74 has been revised pursuant to the Staff’s comment.
Conflicts of Interest — page 76
Competition — page 77, 78
57.     Comment: Please advise us how conflicts relating to the employment of developers, contractors, or building managers will be reduced by Triple Net Properties making prospective employees aware of all such properties seeking to employ such persons. Likewise, please advise how Triple Net’s making purchasers or renters aware of all available properties will tend to reduce conflicts. Does Triple Net have any allocation procedures in place in order to reduce potential conflicts, in addition to the disclosure methods here described?
     Response: The first paragraph under “Competition” on page 77 has been revised to delete the disclosure about the employment of developers, contractors, or building managers since the Issuer does not believe that this conflict exists for the Issuer. With respect to conflicts relating to purchasers or renters, the Issuer believes that making such persons aware of all available properties will tend to reduce conflicts because the decision to rent or purchase a property is made by an unaffiliated third party. In addition, please see the disclosure in the last bullet on page 79 regarding the allocation of investment opportunities by our sponsor, which controls our advisor.
Legal Matters —page 154
58.     Comment: In the interest of subject matter continuity, please revise to move the disclosure found at page 116 to immediately follow upon your discussion of legal matters.
     Response: We do not believe that it is appropriate to combine the disclosure regarding the law firms rendering the opinions issued in connection with this offering with disclosure regarding the Commission’s investigation of Triple Net Properties, LLC. We believe the disclosure regarding this investigation is more appropriate in the Prior Performance Summary that is focused on the performance of Triple Net Properties, LLC.

Ms. Elaine Wolff
June 7, 2006

     Prospective investors would look to the Legal Matters section for legality information concerning the Issuer. Whereas they would be most likely to seek relevant information regarding the sponsor in the Prior Performance section.
Exhibit 5.1—Opinion of Venable, LLP
59.     Comment: We are uncertain why counsel has included the assumption at numeral 6, page 3, since this appears to be a matter upon which counsel can opine. Please revise to omit the assumption, or advise us why counsel believes it may appropriately be retained.
     Response: Venable LLP believes that the assumption included in paragraph 6 on page 3 is appropriate and necessary because it relates to matters that are not readily ascertainable. While the number of shares available for issuance under the Issuer’s charter as of the date of the opinion is a readily ascertainable fact, the number of shares that will be available in the future could differ. The shares of common stock to be issued in the primary offering will not be issued in a single closing on or around the date of the opinion but rather over a two-year period from the commencement of the offering. Likewise, the shares of common stock to be issued under the Issuer’s distribution reinvestment plan will be issued over time. The opinion speaks to the validity of the shares “when issued;” not to the validity of the shares if issued as of the date of the opinion.
Exhibit 8.1—Opinion of Alston & Bird LLP
60.     Comment: We note your assumption that “the representations set forth in the Officer’s Certificate are true, accurate and complete as of the date hereof.” Please have counsel revise to include the word “factual” before the word “representations.”
     Response: The opinion has been revised in response to the Staff’s comment.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosures
RAT:hcc
cc: Ms. Andrea R. Biller